

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

April 25, 2013

<u>By E-Mail</u>

Andrew Langham, Esq.
Assistant General Counsel
Icahn Capital LP
767 Fifth Avenue, 47<sup>th</sup> Floor
New York, NY 10153

> **Re: Transocean Ltd.**
> **Soliciting Material filed by Icahn Partners et al.**
> **Filed April 23, 2013**
> **File No. 0-53533**

Dear Mr. Langham:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material</u>

<u>General</u>

1.  Please respond to the comments issued on April 23, 2013.

<u>Special Note Regarding This Presentation</u>

2.  We note that regarding third party sources, the disclosure states: "[a]lthough we believe that the data is reliable, we do not guarantee the accuracy…of this information…."  Similarly, we note the statement: "[a]lthough we have reviewed and analyzed the information that has informed our opinions, we do not guarantee the accuracy of any such beliefs."  We refer to Exchange Act Rule 14a-9 and remind you that you are responsible

for the accuracy of disclosure made in your soliciting materials.  Please make a corrective filing to remove these disclaimers.  Further, while you may acknowledge that certain statements made in the presentation are your subjective belief, you should revise your filing to properly identify each statement that is an expression of opinion, rather than generally doing so at the beginning of the presentation.

3.  We note that the disclosure acknowledges that other factors also contributed to the nominees' success at other companies and that such success is not indicative of future results.  Please revise your filing to include these acknowledgements each time such assertions regarding success are made, rather than generally doing so at the beginning of the presentation.

Understanding NAV dilution

4.  Please revise to provide support for the statement: "Competitors trade at a much higher Price/NAV ratio with a positive correlation between Price/NAV and dividend yields."

2013-2017 Capital Allocation

5.  We note that the soliciting materials refer to third party sources for the following statements about potential future market values:

   - "a share price range of ~$62-70;" and

   - "[$90 share price]."

   Please revise to ensure that all such third party materials comply with Rule 14a-9.  Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading.  Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements.  Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values.  See Exchange Act Release No. 16833

Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions